BB 3/5

03013688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2 8 2003 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 65329

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/16/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rivington Securities, LLC

OFFICIAL USE ONLY
120689
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Sixteenth Street, Suite 400
(No. and Street)

Denver (City) Colorado (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristy K. Johnson (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street Suite 1600 (Address) Denver (City) Colorado (State) 80202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kristy K. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rivington Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

Notary Public

Signature

Kristy K. Johnson FINOP

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A No subordinated liabilities during this period.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A See Note 3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A See Note 3
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A See Note 3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rivington Securities, LLC

Financial Statements
For the Period from
April 4, 2002 to December 31, 2002

INDEX TO FINANCIAL STATEMENTS

HEIN + ASSOCIATES LLP

Certified Public Accountants and Consultants

Denver • Houston • Dallas • Southern California

INDEPENDENT AUDITOR'S REPORT

January 17, 2003

Managing Members
Rivington Securities, LLC
Denver, Colorado

We have audited the accompanying statements of financial condition of Rivington Securities, LLC (the "Company") as of December 31, 2002, and the related statements of operations, changes in members' equity and cash flows for the period from April 4, 2002 (inception) to December 31, 2002. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Rivington Securities, LLC, as of December 31, 2002, and the results of its operations and its cash flows for the period from April 4, 2002 (inception) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital pursuant to Rule 15c3-1 and statement pursuant to rule 17a-5(d)(4) of Rivington Securities, LLC as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein + Associates LLP

Certified Public Accountants

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

717 17th Street, Suite 1600
Denver, Colorado 80202-3330
Phone 303-298-9600
Fax 303-298-8118
www.heincpa.com

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$	28,706
PREPAID EXPENSES AND OTHER ASSETS		1,571
TOTAL ASSETS	$	30,277

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY	$	30,277
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	30,277

See accompanying summary of business and significant accounting polices and notes to financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM APRIL 4, 2002 (INCEPTION) TO DECEMBER 31, 2002

REVENUES:	
Investment banking fees	$ 583,995
Total revenue	583,995
EXPENSES:	
Professional fees	33,502
Other operating expenses	4,001
Total expenses	37,503
NET INCOME	$ 546,492

See accompanying summary of business and significant accounting polices and notes to financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD FROM APRIL 4, 2002 (INCEPTION) TO DECEMBER 31, 2002

BALANCE, April 4, 2002 (Inception)	$ –
Contributions from Parent	67,309
Net income	546,492
Distributions to Parent	(583,524)
BALANCE, December 31, 2002	$ 30,277

See accompanying summary of business and significant accounting polices and notes to financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM APRIL 4, 2002 (INCEPTION) TO DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 546,492
(Increase) decrease in operating assets:	
Prepaid expenses and other assets	(1,571)
Net cash provided from operating activities	544,921
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash contributions from Parent	67,309
Cash distributions to Parent	(583,524)
Net cash used by financing activities	(516,215)
INCREASE IN CASH AND CASH EQUIVALENTS	28,706
CASH AND CASH EQUIVALENTS, beginning of period	-
CASH AND CASH EQUIVALENTS, end of period	$ 28,706

See accompanying summary of business and significant accounting polices and notes to financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

NOTES TO FINANCIAL STATEMENTS

1. <u>NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>:

Nature of Operations – The Company was formed on April 4, 2002, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a Colorado limited liability company that is a wholly owned by Rivington Capital Advisors, LLC ("Parent").

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised solely of providing private placement services to energy related companies. In no event does the Company intend to obtain and maintain custody or possession of customer funds or securities.

Income Taxes – The Company is not subject to income taxes. The members of the Parent will report the income, deductions, expenses and credits of the Company on their individual income tax returns. Therefore, there is no provision for income taxes in the Company's financial statements.

Use of Estimates – The financial statements are prepared in conformity with generally accepted accounting principles and industry practices which require management to make estimates and assumptions that affect certain amounts in the financial statements and accompanying notes. Upon realization of certain assets and settlement of certain liabilities, actual results could differ from the estimated amounts.

2. <u>RELATED PARTY TRANSACTIONS</u>:

The Company and Parent entered into (executed) a Management Agreement, whereby Parent provides certain basic services to Company. The Parent will manage the business of the Company, including financial service management, information systems, bookkeeping, record keeping and clerical services. Furthermore, Parent pays overhead expenses of the Company. Parent has not charged Company for the services provided during the current fiscal year.

3. <u>REGULATORY CAPITAL REQUIREMENTS</u>:

The Company is subject to regulatory net capital rules administered by the SEC's Uniform Net Capital Rule (Rule 15c3-1). Under such rules, the Company is required to maintain minimum net capital of 6 2/3% of aggregate indebtedness as defined or $5,000. As of December 31, 2002, the Company's net capital of $28,706 and its net capital in excess of the minimum requirement was $23,706. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2002, does not differ materially from the schedule in the Supplemental Material.

SCHEDULE I
RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1:		
Total members' equity from statement of financial condition	$	30,277
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and other assets		(1,571)
Net capital	$	28,706
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required – 6.67% of 0 pursuant to Rule 15c3-1	$	–
Minimum dollar net capital requirement of broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	23,706
COMPUTATION OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:		
Accounts payable	$	–
Percentage of aggregate indebtedness to net capital		–

STATEMENT PURSUANT TO RULE 17A-5(D)(4)

A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

HEIN + ASSOCIATES LLP

Certified Public Accountants and Consultants

Denver • Houston • Dallas • Southern California

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Rivington Securities, LLC

Dear Sirs:

In planning and performing our audit of the financial statements and supplemental schedules of Rivington Securities, LLC (the "Company") for the period from April 4, 2002 (inception) to December 31, 2002, on which we have issued our report dated January 17, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in complying with the requirements in making quarterly securities examinations, counts, verifications and comparisons as required by Rule 17a-13, because the Company did not hold any securities at December 31, 2002, or during the year then ended. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

mri A member of Moores Rowland International an association of independent accounting firms throughout the world

717 17th Street, Suite 1600
Denver, Colorado 80202-3330
Phone **303-298-9600**
Fax 303-298-8118
www.heincpa.com

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Yours truly,

Hein + Associates LLP

HEIN + ASSOCIATES LLP

Denver, Colorado
January 17, 2003